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                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549




                           REPORT OF FOREIGN ISSUER


                     Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934



                          For the month of July  2001


                        COMMISSION FILE NUMBER:  1-7239



                                 KOMATSU LTD.
                ...............................................
                 Translation of registrant's name into English

                 3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
                 ............................................

                    Address of principal executive offices
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                                      -2-

                     INFORMATION TO BE INCLUDED IN REPORT
                     ------------------------------------


1.   One company announcement made on July 2, 2001.


                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 KOMATSU LTD.
                                        -----------------------------
                                                 (Registrant)



Date:  July 3, 2001                  By:   /s/ Kenji Kinoshita
                                         ----------------------------
                                           Kenji Kinoshita
                                           Executive Officer
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                                      -3-

NEWS RELEASE

                                                                          [LOGO]

                                                       2-3-6 Akasaka, Minato-ku,
                                                           Tokyo 107-8414, Japan
                                                        Public Relations Section
                                                               Tel: 03-5561-2616
                                                                 No. 0023 (1700)
                                                              Date: July 2, 2001
                                                     URL:http://www.komatsu.com/
                                                         -----------------------

                 ACQUISITION OF OWN SHARES THROUGH THE MARKET

This is to notify that with the acquisition of its own shares through the market to transfer them to its directors and employees pursuant to Item 2, Article 210 of the Commercial Code in manners as noted below, Komatsu Ltd. has completed its own share buy-back program which was resolved at the 132nd General Shareholders Meeting on June 27, 2001.


Notes
-----

 Period of Acquisition:                From June 28 to June 29, 2001.
 Class of Shares to be Acquired:       Par value common shares.
 Total Number of Shares Acquired:      1,100,000 shares.
 Total Cost of Acquisition:            (Yen)621,776,771.
 Method of Acquisition:                Through Tokyo Stock Exchange.


[Reference]

 Authorization at the 132nd General Shareholders Meeting (June 27, 2001)
  Class of Shares to be Acquired:                 Par value common shares.
  Total Number of Shares to be Acquired:          1,100,000 shares.
  Total Cost of Shares to be Acquired (Maximum):  (Yen)1,000,000,000.